March 31, 2025

Mr. Patrick Kuhn

Mr. Joel Parker

Mr. Scott Anderegg

Mr. Dietrich King

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	POMDOCTOR LIMITED (CIK No. 0001877971)
Response to the Staff’s Comment on Registration Statement on Form F-1 (File No. 333-285771) Filed on March 13, 2025

Dear Mr. Kuhn, Mr. Parker, Mr. Anderegg, Mr. King:

On behalf of our client, POMDOCTOR LIMITED, a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated March 24, 2025 on the Company’s registration statement on Form F-1 filed on March 13, 2025 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing its revised registration statement on Form F-1 (the “Revised Registration Statement”) and certain exhibits thereto via EDGAR with the Commission.

Set forth below is the Company’s response to the Staff’s comment. For convenience, the Staff’s comment is repeated below in bold, followed by the Company’s response to such comment.

Besides adding and revising disclosure in response to the Staff’s comment, the Company has also updated the Revised Registration Statement to include (i) its consolidated financial statements as of and for the year ended December 31, 2024, and (ii) other information and data to reflect recent developments.

Subject to market conditions and the review of the Staff, the Company plans to file an amendment to the Revised Registration Statement containing the estimated offering size and price range, and to commence marketing activities as soon as legally permissible. The Company would greatly appreciate the Staff’s continued assistance to meet this timeline.

Comment in Letter Dated March 24, 2025

Registration Statement on Form F-1 filed March 13, 2025

Capitalization, page 74

1.	We note you removed short-term bank loans and loans from third parties from your capitalization table. Please revise to include all current indebtedness in your capitalization or explain the change. Refer to Item 3B of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Revised Registration Statement.

* * *

If you have any questions regarding the Revised Registration Statement, please contact Steve Lin at steve.lin@hankunlaw.com, +86 10 8524 5826 (work) or +86 186 1049 5593 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Steve Lin
Steve Lin

c.c.	Zhenyang Shi, Chief Executive Officer, POMDOCTOR LIMITED
Li Xu, Chief Financial Officer, POMDOCTOR LIMITED Steve Lin, Esq., Partner, Han Kun Law Offices LLP Dinglei Xiao, Partner, Marcum Asia CPAs LLP Fang Liu, Esq., Partner, VCL Law LLP